April 8, 2021

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	USCF Contango-Killer Oil Fund (No K-1) (Series No. S000059682) and USCF Contango-Killer Natural Gas Fund (No K-1) (Series No. S000059681), each a series of USCF ETF Trust (File Nos. 333-196273; 811-22930)

Ladies and Gentlemen,

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), USCF ETF Trust (the “Trust”) hereby requests the withdrawal of Post-Effective Amendment No. 28 to the Trust’s registration statement on Form N-1A, which was filed with the Securities and Exchange Commission (the “SEC”) on September 7, 2017 and was accepted via the EDGAR system on September 7, 2017 at 13:14:45 (Accession No. 0001171200-17-000384). Post-Effective Amendment No. 28 was filed under Rule 485(a) under the Securities Act in order to add USCF Contango-Killer Oil Fund (No K-1) and USCF Contango-Killer Natural Gas Fund (No K-1) as new series of the Trust.

In addition, the delaying amendments listed below (the “Delaying Amendments”) were filed pursuant to Rule 485(b) under the Securities Act (submission type 485BXT) for the sole purpose of delaying the effectiveness of Post-Effective Amendment No. 28. The Trust also requests the withdrawal of the Delaying Amendments.

Filing date	Acceptance Date	Accession Number
March 11, 2021	2021-03-11 12:25:07	0001171200-21-000099
February 11, 2021	2021-02-11 10:17:21	0001171200-21-000059
January 14, 2021	2021-01-14 10:19:38	0001171200-21-000017
December 17, 2020	2020-12-17 13:09:18	0001171200-20-000702
November 19, 2020	2020-11-19 13:26:21	0001171200-20-000633
October 22, 2020	2020-10-22 13:02:33	0001171200-20-000602
September 24, 2020	2020-09-24 11:14:23	0001171200-20-000583

August 27, 2020	2020-08-27 12:44:15	0001171200-20-000541
July 29, 2020	2020-07-29 12:59:39	0001171200-20-000487
July 1, 2020	2020-07-01 11:52:52	0001171200-20-000465
June 5, 2020	2020-06-05 10:24:01	0001171200-20-000396
May 7, 2020	2020-05-07 16:31:59	0001171200-20-000341
April 9, 2020	2020-04-09 10:00:25	0001171200-20-000231
March 11, 2020	2020-03-11 10:00:28	0001171200-20-000123
February 13, 2020	2020-02-13 10:00:18	0001171200-20-000063
January 16, 2020	2020-01-16 10:00:18	0001171200-20-000014
December 19, 2019	2019-12-19 10:00:51	0001171200-19-000395
November 21, 2019	2019-11-21 10:00:37	0001171200-19-000379
October 24, 2019	2019-10-24 09:30:33	0001171200-19-000337
September 26, 2019	2019-09-26 10:31:09	0001171200-19-000316
August 29, 2019	2019-08-29 11:00:16	0001171200-19-000300
August 1, 2019	2019-08-01 10:15:39	0001171200-19-000282
July 3, 2019	2019-07-03 07:52:19	0001171200-19-000245
June 6, 2019	2019-06-06 14:32:25	0001171200-19-000221
May 9, 2019	2019-05-09 11:51:26	0001171200-19-000214
April 11, 2019	2019-04-11 12:33:49	0001171200-19-000152
March 15, 2019	2019-03-14 18:26:59	0001171200-19-000116
February 14, 2019	2019-02-14 10:42:42	0001171200-19-000063
January 17, 2019	2019-01-17 12:09:40	0001171200-19-000020
December 19, 2018	2018-12-19 11:56:37	0001171200-18-000276
November 20, 2018	2018-11-20 12:02:45	0001171200-18-000247
October 25, 2018	2018-10-25 11:02:57	0001171200-18-000225
September 27, 2018	2018-09-27 10:19:13	0001171200-18-000215
August 30, 2018	2018-08-30 10:25:13	0001171200-18-000191
August 2, 2018	2018-08-02 09:59:11	0001171200-18-000173

July 5, 2018	2018-07-05 10:12:58	0001171200-18-000157
June 8, 2018	2018-06-08 10:15:19	0001171200-18-000148
May 10, 2018	2018-05-10 10:25:27	0001171200-18-000142
April 12, 2018	2018-04-12 13:05:47	0001171200-18-000084
March 15, 2018	2018-03-15 09:36:24	0001171200-18-000038
February 15, 2018	2018-02-15 09:40:21	0001171200-18-000024
January 17, 2018	2018-01-17 12:42:48	0001171200-18-000016
December 19, 2017	2017-12-19 10:56:49	0001171200-17-000521
November 20, 2017	2017-11-20 09:02:05	0001171200-17-000440

The Trust is requesting the withdrawal of Post-Effective Amendment No. 28 and the Delaying Amendments because the trust no longer intends to launch the USCF Contango-Killer Oil Fund (No K-1) and USCF Contango-Killer Natural Gas Fund (No K-1). The Trust confirms that no shares of the USCF Contango-Killer Oil Fund (No K-1) or USCF Contango-Killer Natural Gas Fund (No K-1) have been sold.

Please direct any inquiries regarding this application to the Trust’s legal counsel, Cynthia R. Beyea of Eversheds Sutherland (US) LLP at 202.383.0472 or cynthiabeyea@eversheds-sutherland.com.

USCF ETF Trust

By:	/s/ John P. Love
John P. Love
President (Principal Executive Officer)